

October 17, 2011

Via E-mail
Joel Klopfer
President and Director
SafeCode Drug Technologies Corp.
6 Meever HaMiltah Street
Jerusalem 97761, Israel

> **Re: SafeCode Drug Technologies Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 6, 2011**
> **File No. 333-174167**

Dear Mr. Klopfer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Development, page 16

1.   Please expand your response to prior comment 3 to address the disclosure in the fourteenth paragraph on page 16, the first paragraph of "Competition" on page 17, and the first paragraph of "Our Company" on page 5 indicating that your invention is intended to help minimize accidentally administering the wrong dose.

2.   We note your response to prior comment 5 and your related disclosure added on page 14; however, your description of the potential product, such as in the eleventh paragraph of this section, appears to indicate that the bar code is an essential part of the product that you envision. In addition, your third paragraph under "Our Company" on page 5 suggests that the technology assigned to you includes a bar code. Please clarify, and tell us how the product could achieve the results that you disclose without the use of a bar code.

<u>Existing or Probable Government Regulations, page 18</u>

3.   Please expand your response to prior comment 8 to provide the basis for your belief that it is not possible to determine whether the disclosed potential product will require government approval.

<u>Our Common Stock, page 26</u>

4.   Please revise your disclosure added in response to prior comment 10 so that investors know the extent that your shares are redeemable without having to refer to and interpret statutory provisions that you cite.

5.   Please expand your disclosure added in response to prior comment 11 to describe the provisions rather than merely citing them.

<u>Item 24. Indemnification of Directors and Officers, page 31</u>

6.   We note your response to prior comment 13. Please provide us the legal analysis supporting your disclosure that the effect of your indemnification provision is to limit the right of your stockholders to recover damages.

<u>Signatures, page 34</u>

7.   Please do not refer to the incorrect amendment in the text preceding your signatures.

<u>Exhibits Table, page 35</u>

8.   Please ensure that your exhibit index accurately identifies the location of your exhibits. For example, refer to your description of the location of Exhibit 5.1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): John A. Cacchioli, Esq.